UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Real Estate Income Master Fund

(Name of Issuer)

Blackstone Real Estate Income Master Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Leon Volchyok

c/o Blackstone Real Estate Income Advisors L.L.C.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Sarah E. Cogan, Esq.
Rajib Chanda, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

November 20, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$13,889,179.75 (a)	$0.00 (b)

(a)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest, as of September 30, 2017.
(b)	The Issuer is a master fund in a master-feeder structure, whereby Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II (the “Feeder Funds”) invest substantially all of their assets in the Issuer. All shares of beneficial interest, if any, repurchased from shareholders of the Feeder Funds by the Feeder Funds, as applicable, will result in corresponding repurchases of common shares of beneficial interest of the Issuer by the Issuer. The Feeder Funds pay tender offer registration fees for their corresponding tender offers, which are also subject to Rule 13e-4. The Issuer avails itself of the SEC staff’s no-action relief applicable to master-feeder structures for fees on shares they offer to repurchase from their shareholders. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Repurchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Blackstone Real Estate Income Master Fund (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 345 Park Avenue, New York, New York 10154 and the telephone number is (212) 583-5000.

(b)	The title of the securities that are the subject of the offer to repurchase and the related Letter of Transmittal (“Offer to Repurchase” and the tender offer made thereby, the “Offer”) are common shares of beneficial interest, $0.001 par value per share (“Shares”), or portions thereof. As of the close of business on September 30, 2017, there were approximately 789,512 Shares outstanding. Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 11,743 Shares that are tendered by holders of the Shares (“Shareholders”) and not withdrawn as described in the Offer to Repurchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 1% of the Fund’s Shares outstanding as of September 30, 2017.

(c)	Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Agreement and Declaration of Trust (as amended, supplemented or otherwise modified from time to time, the “Declaration of Trust”).

Item 3.	Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Blackstone Real Estate Income Advisors L.L.C. (“BREIA”) serves as the investment manager for the Fund. BREIA is located at 345 Park Avenue, New York, New York 10154 and its telephone number is (212) 583-5000. The members of the Fund’s Board of Trustees (the “Board”) are Michael B. Nash, Benedict Aitkenhead, Edward H. D’Alelio, Michael Holland and Thomas W. Jasper (each, a “Trustee”). The Trustees may be reached at the Fund’s business address and phone number set forth in Item 2(a) above. Blackstone Real Estate Income Fund (“Feeder Fund I”), Blackstone Real Estate Income Fund II (“Feeder Fund II”) (together, the “Feeder Funds,” and each a “Feeder Fund”) and the Fund are organized in what is commonly referred to as a “master-feeder” structure.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1) (i)	Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 11,743 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on December 20, 2017 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The repurchase price of a Share (or portion thereof) tendered will be its net asset value as of the close of business on December 31, 2017 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Repurchase. Reference is made to the Cover Page, Section 2 “Offer to Repurchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for repurchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender, unless such Shareholder tendered Shares pursuant to a standing letter of instruction to the Fund not requiring an Acceptance Letter. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for repurchase by the Fund determined as of the Valuation Date. The Note will be held for each such shareholder by State Street Bank and Trust Company, the Fund’s administrator. Forms of the Acceptance Letter and the Note are attached as Exhibit (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii)	The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on December 20, 2017 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Repurchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Repurchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Repurchase, which is incorporated herein by reference.

(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Repurchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Repurchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Repurchase and Price”, which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Repurchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Shares to be repurchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other repurchase of Shares.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(b)	Not applicable.

(e)	The Board has sole discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. BREIA expects that it will recommend to the Board that the Fund repurchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. Pursuant to an arrangement between the Fund, Feeder Fund I and Feeder Fund II, whenever a Feeder Fund, as an investor in the Fund, is requested to vote on matters pertaining to the Fund, such Feeder Fund will either seek voting instructions from the Feeder Fund’s shareholders and will vote the Feeder Fund’s interest in the Fund in accordance with such instructions, or vote the Feeder Fund’s shares of the Fund in the same proportions as the votes of all other holders of shares of the Fund. Except for the foregoing arrangement, the Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Repurchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b), (d)	The repurchase price of a Share (or portion thereof) tendered will be its net asset value as of the Valuation Date, upon the terms and subject to the conditions set forth in the Offer to Repurchase. Reference is made to the Cover Page, Section 2 “Offer to Repurchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of September 30, 2017, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Feeder Fund I	519,269.90	65.77%
Feeder Fund II	270,242.44	34.23%
BREIA	0	0%
Michael B. Nash	0	0%
Benedict Aitkenhead	0	0%
Edward H. D’Alelio	0	0%
Michael Holland	0	0%
Thomas W. Jasper	0	0%

Pursuant to a standing letter of instruction, each Feeder Fund will tender a portion of its Shares pursuant to the Offer in connection with the Feeder Fund’s offer on September 28, 2017 to repurchase shares of such Feeder Fund from its shareholders. Except for the foregoing, none of the persons listed above intends to tender any of its Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions effected during the past sixty (60) days by the Fund, BREIA, or any Trustee or officer of the Fund, or any person controlling the Fund or BREIA, or by the Feeder Funds or any Trustee or officer of the Feeder Funds.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10.	Financial Statements.

(a)	The unaudited semi-annual consolidated financial statements of the Fund dated June 30, 2017 and the schedule of investments of the Fund dated June 30, 2017, both filed with the SEC on EDGAR on Form N-CSRS on September 1, 2017, are incorporated herein by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.
(2) None.
(3) Not applicable.
(4) Not applicable, none.
(5) None.

(c)	The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)	(i) Cover Letter to Offer to Repurchase and Letter of Transmittal.
(ii) Offer to Repurchase.
(iii) Form of Letter of Transmittal.
(iv) Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(v) Form of Promissory Note.
(vi) Form of Notice of Withdrawal of Tender.

(a)(2)-(5) Not applicable.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE INCOME MASTER FUND

By:	/s/ Anthony F. Marone, Jr.
Name:	Anthony F. Marone, Jr.
Title:	Chief Financial Officer and Treasurer

Dated: November 20, 2017

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Repurchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Repurchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Form of Notice of Withdrawal of Tender.